                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-32627;
                                                              333-32627-01

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                  SUBJECT TO COMPLETION, DATED JANUARY 5, 1998
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 19, 1997

                                  $300,000,000

                             AMERICAN STANDARD INC.
                  UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF
                  PRINCIPAL, PREMIUM, IF ANY, AND INTEREST BY

                        AMERICAN STANDARD COMPANIES INC.

                                % SENIOR NOTES DUE 2008
                            ------------------------
     The      % Senior Notes due 2008 (the "Senior Notes") are being offered
(the "Offering") by American Standard Inc. (the "Issuer"). Interest on the Senior Notes will be payable on February 1 and August 1 of each year, commencing August 1, 1998. The Senior Notes will not be redeemable by the Issuer prior to maturity and will not be entitled to any sinking fund.

     The Senior Notes will be unconditionally guaranteed (the "Senior Note Guarantees") as to payment of principal, premium, if any, and interest by American Standard Companies Inc. (the "Guarantor"). The Senior Notes will be senior unsecured obligations of the Issuer and the Guarantor and will rank pari passu with all other unsecured unsubordinated obligations of the Issuer and Guarantor, as the case may be.

     The Senior Notes will be represented by one or more global securities (the "Global Notes") registered in the name of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. See "Description of Senior Notes".

     SEE "RISK FACTORS" ON PAGES 6-8 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THE ACCOMPANYING PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                     PRICE TO         UNDERWRITING              PROCEEDS TO
                                    PUBLIC(1)          DISCOUNT(2)             COMPANY(1)(3)
                                   ------------     -----------------     -----------------------
Per Note.........................       %                   %                        %
Total............................       $                   $                        $

---------------
(1) Plus accrued interest, if any, from           , 1998.

(2) The Issuer and the Guarantor have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $275,000 payable by the Issuer.
                            ------------------------
     The Senior Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Senior Notes will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York, on or about January   , 1998, against
payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                CHASE SECURITIES INC.
                              NATIONSBANC MONTGOMERY SECURITIES LLC
                                                            SALOMON SMITH BARNEY
                            ------------------------
         The date of this Prospectus Supplement is             , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ANY SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

                                  THE COMPANY

     American Standard is a globally oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (59% of 1996 sales); bathroom and kitchen fixtures and fittings (25% of 1996 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (16% of 1996 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems) that utilize electronic controls. In January 1997, the Company announced the formation of a new business segment, the Medical Systems Group.

     American Standard had sales and operating income of $5.8 billion and $573 million, respectively, in 1996. Sales in the first nine months of 1997 were $4.5 billion, compared with $4.4 billion in the first nine months of 1996. Operating income before the write-off of purchased research and development was $452 million in the first nine months of 1997, compared with operating income before asset impairment loss of $443 million in the first nine months of 1996. Including the write-off of purchased research and development, operating income in the first nine months of 1997 was $362 million. Including the asset impairment loss, operating income in the first nine months of 1996 was $208 million. During the first nine months of 1997, sales from operations outside the United States represented approximately 50% of the Company's total sales. At December 31, 1996, American Standard had 106 manufacturing facilities in 35 countries.

     American Standard's business strategy is to promote growth in sales and earnings. Key elements of this strategy are:

        - INCREASE MARKET SHARES. American Standard plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. American Standard plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which American Standard has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the People's Republic of China ("PRC"), Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, American Standard continues to apply principles of DEMAND FLOW(R)* technology ("Demand Flow") to all its businesses. Demand Flow is an advanced manufacturing technology based upon a production flow process that brings material into and through the manufacturing process in response to customer demand. American Standard's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. American Standard believes that Demand Flow, which it began to apply in 1990, has resulted in significant benefits.

     American Standard Companies Inc. (the "Guarantor") is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation (the "Issuer"). "American Standard" or "the Company" refers to the Guarantor and the Issuer, including their consolidated subsidiaries.

---------------

* Demand Flow is a registered trademark of J-I-T Institute of Technology, Inc.

                                USE OF PROCEEDS

     The Issuer currently intends to apply the net proceeds from the Offering
(estimated to be approximately $           million) to redeem (the
"Redemption"), on or after June 1, 1998, a portion of its $740.2 million principal amount of 10 1/2% Senior Subordinated Discount Debentures. On or after June 1, 1998, the Senior Subordinated Discount Debentures are redeemable at a price of 104.66% of the principal amount, plus accrued and unpaid interest.

     Pending the Redemption, the net proceeds from the Offering will be applied to reduce borrowings (but not commitments) under the revolving portion of the Company's $1.75 billion senior bank credit facility (as amended, the "Credit Agreement"). The current interest rate on U.S. dollar denominated borrowings under the Credit Agreement is approximately 6.5% per annum.

     The Issuer's intent to apply the proceeds from the Offering as described above is based upon management's belief that the current market and interest rate environment is favorable to the Company and that future market, economic and financial conditions will be such as to enable the Company to realize long-term interest cost savings by redeeming the 10 1/2% Senior Subordinated Discount Debentures on or after June 1, 1998 with the proceeds of the Offering. Unless amended or waived, the provisions of the Credit Agreement would require the Company to apply the proceeds of the Offering permanently to reduce the total amount available under the Credit Agreement, unless the Offering proceeds are applied to the Redemption prior to December 31, 1998 or to redeem up to $150 million of certain other indebtedness prior to June 1, 1999. There can be no assurance, however, that market or economic conditions, or the Company's business strategy, will not change and, therefore, there can be no assurance that the proceeds of the Offering will be applied towards the Redemption.

                RECENT MANAGEMENT CHANGES AND OTHER DEVELOPMENTS

     On December 10, 1997, the Company announced, effective January 1, 1998, certain changes in its management and organizational structures in anticipation of the retirement of certain key executive officers and to provide focus for the continued growth of the Company's businesses:

     Mr. Horst Hinrichs, Senior Vice President Automotive Products, was appointed to the newly created position of Vice Chairman;

     Mr. Craig Kissel, Vice President and Group Executive Unitary Products Group, was named Senior Vice President Automotive Products;

     Mr. George Kerckhove, Senior Vice President Plumbing Products, was named Vice President and Chief Financial Officer and, until further notice, the Office of the Chief Executive Officer will oversee management of Plumbing Products;

     Mr. Fred Allardyce, Vice President and Chief Financial Officer, was named Senior Vice President Medical Systems;

     Mr. Benson Stein, Vice President, General Auditor, was named Vice President -- Operations Medical Systems; and

     Mr. Raymond Pipes, Vice President, Corporate Development, was named Vice President -- Investor Relations.

In addition, effective January 1, 1998, the Company will realign its Air Conditioning Products Sector into three separate businesses: Applied Products will be organized into one global business and Unitary Products will be organized into the North American Unitary and the International Unitary Groups. Leading the Applied Global Systems business as Vice President and Group Executive will be Mr. James Schultz, currently Vice President and Group Executive of the North American Commercial Group. Mr. Roberto Canizares, Business Leader of the Trane Asia Pacific region, will lead the applied business outside of North America and report directly to Mr. Schultz. Leading the

North American Unitary business as a newly-elected Vice President and Group Executive will be Mr. David Pannier, previously holding the senior marketing position with the Unitary Products Group. Mr. Bruce Achenbach, Business Leader of Trane's European business, will lead the International Unitary Products Group. Mr. William Klug, Vice President and Group Executive of the Trane International Group, will provide oversight and assistance in the transition of the Trane organization pending his planned retirement in 1998.

     During the past several years, the Company has been implementing a strategy of low-cost product sourcing across all of its businesses. With respect to Plumbing Products, in 1996 the Company commenced production of chinaware products for its U.S. and Latin American markets at a newly-constructed facility in Aguascalientes, Mexico. Production of plumbing fittings was expanded at a plant in Vidima, Bulgaria as a source for certain products sold in European markets. In addition, the Company is currently completing construction of a vitreous china production facility in Bulgaria. Although the identification and timing of plant closures has not been finally determined, the Company expects to reorganize certain of its European Plumbing Products operations, including shifting certain production capability to the Bulgarian chinaware facility, and that such reorganizations and product source shifts could result in the Company recording a charge to earnings in 1998 of approximately $75 million to $100 million. With respect to Automotive Products and Air Conditioning Products, the Company has also commenced implementation of its low-cost sourcing strategy, although such implementation is expected to be substantially smaller in scope than with respect to Plumbing Products.

     The Company has previously disclosed that German tax authorities have raised questions regarding the treatment of certain significant matters in connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 to 1990, and have begun a subsequent examination of German tax returns for the years 1991-1994 (See "Risk Factors -- Tax Matters" on page 7 of the accompanying Prospectus). In addition to the matters previously disclosed, based on recent preliminary indications, the Company believes that the German tax authorities are considering proposing additional tax adjustments of approximately $50 million for the years 1991 to 1994 with respect to the substantial repayment of an intercompany financing instrument. The Company is currently unable to predict the time that or extent to which an assessment, if any, in respect of such potential adjustment would be made. The Company believes, however, that the tax returns of its German subsidiaries are substantially correct as filed.

     Recent currency devaluations and related economic weakness in certain Far East countries have had an adverse impact on the Company's sales and earnings. The Company's sales in the Far East (excluding China) are estimated to have accounted for 6% of the Company's total sales in 1997. Excluding China, the Company estimates that Far East sales declined $30 million from 1996, and income, net of minority interest, declined $13 million.

     Capital expenditures in 1998 are expected to be approximately $350 million and to be funded principally from operating cash flow.

               SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table sets forth selected historical data of the Issuer for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997. Such historical financial data were derived from the Issuer's financial statements. For additional information, see the Consolidated Financial Statements of the Issuer and the accompanying Notes thereto included in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                     YEARS ENDED DECEMBER 31,    SEPTEMBER 30,
                                                     ------------------------   ---------------
                                                      1994     1995     1996     1996     1997
                                                     ------   ------   ------   ------   ------
                                                                   (IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Sales............................................. $4,457   $5,221   $5,805   $4,368   $4,469
     Cost of sales..................................  3,377    3,887    4,380    3,282    3,319
     Selling and administrative expenses............    779      854      905      684      730
     Asset impairment loss(a).......................     --       --      235      235       --
     Write-off of purchased research and
       development(b)...............................     --       --       --       --       90
     Other expense..................................     57       40       29       28       21
     Interest expense...............................    259      213      198      151      144
                                                     -------  -------  -------  -------  -------
  Income (loss) before income taxes and
     extraordinary item.............................    (15)     227       58      (12)     165
  Income taxes......................................     62       85      105       80       91
                                                     -------  -------  -------  -------  -------
  Income (loss) before extraordinary item...........    (77)     142      (47)     (92)      74
  Extraordinary loss on retirement of debt(c).......     (9)     (30)      --       --      (24)
                                                     -------  -------  -------  -------  -------
  Net income (loss)................................. $  (86)  $  112   $  (47)  $  (92)  $   50
                                                     =======  =======  =======  =======  =======
OTHER DATA:
EBITDA(d)........................................... $  398   $  583   $  402   $  251   $  424
Adjusted EBITDA(e)..................................    458      583      637      486      514
Depreciation........................................    123      110      118       91       94
Amortization........................................     31       33       28       21       21
Capital Expenditures................................    130      207      227      135      158

SELECTED RATIOS:
Ratio of Adjusted EBITDA to Interest Expense........    1.8x     2.7x     3.2x     3.2x     3.6x
Ratio of Total Debt to Adjusted EBITDA..............    5.2x     3.6x     3.0x        (h)       (h)
Ratio of Earnings to Fixed Charges(f)...............       (g)    2.0x    1.3x        (g)    2.0x

---------------
(a) Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, resulting in a non-cash charge of $235 million.

(b) In connection with the June 30, 1997 acquisition of the medical diagnostics businesses, the value of purchased in-process research and development was written off in accordance with applicable accounting rules.

(c) Reflects redemptions of debt in 1994 and 1995 which resulted in extraordinary charges of $9 million and $30 million, respectively (including call premiums and the write-off of deferred debt issuance costs), on which there were no tax benefits. Similarly, in the nine months ended September 30, 1997, redemptions of debt resulted in an extraordinary charge of $24 million, net of tax.

(d) EBITDA equals Income (loss) before income taxes and extraordinary item plus Interest Expense, Depreciation and Amortization.

(e) Adjusted EBITDA excludes the $90 million write-off of purchased research and development in 1997, the 1996 Asset Impairment Loss of $235 million, the 1994 special charges of $40 million (and the related tax benefit of $7 million) applicable to cost reduction actions, and a one-time special charge of $20 million in 1994 incurred in connection with the amendment of certain agreements in anticipation of the Company's initial public offering of common stock.

(f) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and debt issuance costs, and a portion of rentals determined to be representative of interest. Earnings consist of income (loss) before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

(g) Earnings were insufficient to cover fixed charges for the years ended December 31, 1994 and the nine months ended September 30, 1996, by $16.0 million and $5.3 million, respectively. The nine months ended September 30, 1996 and the year 1996 included a non-cash asset impairment charge of $235 million resulting from the adoption of FAS 121. Excluding that charge, the ratio of earnings to fixed charges in those periods would have been 2.4 and 2.3, respectively.

(h) Data not meaningful.

                                                                                 UNAUDITED
                                                                             NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                           ----------------------------      ------------------
         SEGMENT FINANCIAL DATA             1994       1995       1996        1996        1997
-----------------------------------------  ------     ------     ------      ------      ------
                                                              (IN MILLIONS)
SALES:
Air Conditioning Products................  $2,480     $2,953     $3,437      $2,602      $2,684
Plumbing Products........................   1,218      1,270      1,452       1,079       1,062
Automotive Products......................     759        998        916         687         699
Medical Systems..........................      --         --         --          --          24
                                           ------     ------     ------      ------      ------
          Total Sales....................  $4,457     $5,221     $5,805      $4,368      $4,469
                                           ======     ======     ======      ======      ======
OPERATING INCOME (LOSS) BEFORE ASSET
  IMPAIRMENT LOSS, WRITE-OFF OF PURCHASED
  RESEARCH AND DEVELOPMENT, AND SPECIAL
  CHARGES:
Air Conditioning Products................  $  189     $  259     $  353      $  284      $  285
Plumbing Products........................     130        120        110          79          86
Automotive Products......................      76        155        123          91          94
Medical Systems(a).......................      (5)        (7)       (13)        (11)        (13)
                                           ------     ------     ------      ------      ------
                                              390        527        573         443         452
ASSET IMPAIRMENT LOSS, WRITE-OFF OF
  PURCHASED RESEARCH AND DEVELOPMENT, AND
  SPECIAL CHARGES(b):
Air Conditioning Products................      (7)        --       (121)       (121)         --
Plumbing Products........................     (19)        --       (114)       (114)         --
Automotive Products......................     (14)        --         --          --          --
Medical Systems..........................      --         --         --          --         (90)
                                           ------     ------     ------      ------      ------
          Total Operating Income.........  $  350     $  527     $  338      $  208      $  362
                                           ======     ======     ======      ======      ======

---------------
(a) Certain data for 1996 has been reclassified to conform with the 1997 presentation.

(b) Includes the $90 million write-off of purchased in-process research and development related to the June 30, 1997 acquisition of the medical diagnostics businesses, the non-cash charge of $235 million in the first quarter of 1996 as a result of the adoption of FAS 121, for which there was no tax benefit, and the special charges of $40 million incurred in 1994 applicable to cost reduction actions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is derived from, and should be read in conjunction with the Guarantor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which is incorporated herein by reference.

OVERVIEW FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 1997

     The Company's sales in the third quarter of 1997 increased 2% to $1,519 million from $1,485 million in the third quarter of 1996, and operating income was $2 million below the prior year at $155 million, excluding the $90 million write-off of purchased in-process research and development related to the June 30, 1997 acquisition of the medical diagnostics businesses. Operating income for the first nine months of 1997 was $452 million (excluding the write-off of purchased in-process research and development), an increase of 2% over the $443 million of operating income in the first nine months of 1996 (excluding an asset impairment charge). Operating losses for Medical Systems and equity in net income (loss) of unconsolidated joint ventures for 1996 have been reclassified to conform with the 1997 presentation.

                        SUMMARY SEGMENT AND INCOME DATA
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                              THREE MONTHS       NINE MONTHS
                                                                  ENDED             ENDED
                                                              SEPTEMBER 30,     SEPTEMBER 30,
                                                             ---------------   ---------------
                                                              1996     1997     1996     1997
                                                             ------   ------   ------   ------

Sales:
  Air Conditioning Products................................  $  920   $  919   $2,602   $2,684
  Plumbing Products........................................     359      352    1,079    1,062
  Automotive Products......................................     206      224      687      699
  Medical Systems..........................................      --       24       --       24
                                                             ------   ------   ------   ------
     Total sales...........................................  $1,485   $1,519   $4,368   $4,469
                                                             ======   ======   ======   ======
Operating income (loss) before asset impairment loss and
  write-off of purchased research and development:
  Air Conditioning Products................................  $  111   $   98   $  284   $  285
  Plumbing Products........................................      29       31       79       86
  Automotive Products......................................      21       31       91       94
  Medical Systems..........................................      (4)      (5)     (11)     (13)
                                                             ------   ------   ------   ------
                                                                157      155      443      452
Asset impairment loss and write-off of purchased research
  and development:
  Air Conditioning Products impairment loss................      --       --     (121)      --
  Plumbing Products impairment loss........................      --       --     (114)      --
  Medical Systems write-off of purchased research and
     development...........................................      --      (90)      --      (90)
                                                             ------   ------   ------   ------
     Total operating income................................     157       65      208      362
Equity in net income (loss) of unconsolidated joint
  ventures.................................................      (1)       3       (4)       9
Interest expense...........................................     (49)     (48)    (151)    (144)
Corporate and other expenses...............................     (22)     (22)     (65)     (62)
                                                             ------   ------   ------   ------
Income (loss) before income taxes and extraordinary item...  $   85   $   (2)  $  (12)  $  165
                                                             ======   ======   ======   ======

RESULTS OF OPERATIONS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 1997 COMPARED WITH THE THIRD QUARTER AND FIRST NINE MONTHS OF 1996

     Consolidated sales for the third quarter of 1997 were $1,519 million, an increase of $34 million, or 2% (7% excluding the unfavorable effects of foreign exchange), from $1,485 million in the third quarter of 1996. Sales increased 9% for Automotive Products, while sales were flat for Air Conditioning Products and decreased 2% for Plumbing Products compared with the third quarter of 1996. Medical Systems contributed sales of $24 million. Operating income for the third quarter of 1997 was $155 million (excluding the $90 million write-off of purchased in-process research and development), a decrease of $2 million, or 1% (but an increase of 4% excluding the unfavorable effects of foreign exchange), from $157 million in the third quarter of 1996. Operating income increased 46% for Automotive Products and 7% for Plumbing Products but decreased 11% for Air Conditioning Products, while Medical Systems incurred a small operating loss.

     Consolidated sales for the first nine months of 1997 were $4,469 million, an increase of $101 million, or 2% (6% excluding the unfavorable effects of foreign exchange), from $4,368 million in the first nine months of 1996. The increase reflected gains of 3% for Air Conditioning Products, 2% for Automotive Products and Medical Systems' third quarter sales. Partly offsetting these gains was a decline of 2% for Plumbing Products. Operating income was $452 million for the first nine months of 1997 (excluding the write-off of research and development), an increase of 2% (6% excluding the unfavorable effects of foreign exchange), compared with $443 million in the first nine months of 1996 (excluding the asset impairment charge previously mentioned). Operating income increased 9% for Plumbing Products, 3% for Automotive Products and less than 1% for Air Conditioning Products, while Medical Systems incurred a slightly larger loss.

     The following discussion of sales and operating income excludes the effects of the write-off of purchased in-process research and development in 1997 and the asset impairment loss in 1996, as applicable.

     Sales of Air Conditioning Products were $919 million for the third quarter of 1997, essentially the same as the $920 million for the third quarter of 1996, but up by 2% excluding the unfavorable effects of foreign exchange, despite being adversely affected by cooler than normal temperatures in important markets. This increase reflected continued strength in the U.S. commercial business and higher volume in international operations. Sales in the U.S. increased because of higher volumes of applied and unitary commercial products resulting from improved markets and gains in market share (for commercial unitary products), but was partly offset by lower volume for residential products due to the cooler weather. International sales for the third quarter of 1997 increased principally because of higher volumes in Latin America and the Middle East. Sales for Air Conditioning Products for the first nine months of 1997 increased by 3% to $2,684 million from $2,602 million in the first nine months of 1996, primarily for the reasons cited for the third quarter increase and volume increases in Europe in the first half of the year.

     Operating income of Air Conditioning Products decreased 11% (with little effect from foreign exchange) to $98 million in the third quarter of 1997 from $111 million in the 1996 third quarter. This primarily reflected the effects of cooler than normal weather on U.S. residential products and European operations, partly offset by increased income in the U.S commercial business and in the Middle East. Operating income for the first nine months of 1997 increased slightly, as gains in the U.S. commercial business and the Middle East exceeded the declines experienced for residential products, Europe and the Far East.

     Sales of Plumbing Products decreased 2% to $352 million in the third quarter of 1997 from $359 million in the third quarter of 1996. Excluding the unfavorable effects of foreign exchange, sales increased 6% reflecting an increase of 7% in international sales and 6% in the U.S. The international sales increase resulted primarily from higher volume in Latin America. Europe contributed a small increase but continued to experience weak economic conditions, particularly in Germany and France. Sales growth in the Far East was tempered as a result of several currency devaluations and general economic conditions. Sales in the U.S. increased as a result of higher volumes to major home improvement retailers. Sales of Plumbing Products for the first nine months of 1997 decreased 2% to $1,062 million from $1,079 million in the first nine months of 1996. Excluding unfavorable foreign exchange effects, sales increased by 4% due to the same factors affecting the third quarter results and reflecting the adverse effect of a five-week strike in the Philippines during the first quarter of 1996.

     Operating income of Plumbing Products increased 7% (18% excluding the unfavorable effects of foreign exchange) to $31 million for the third quarter of 1997 from $29 million for the third quarter of 1996. In the U.S., operating income improved because of higher sales, benefits of lower-cost products from the Company's Mexican facilities and manufacturing cost improvements. For international operations, operating income increased primarily because of reduced costs in Europe, especially France, and improved margins due to higher volume in Latin America. Operating income for the first nine months of 1997 increased by 9% (16% excluding foreign exchange effects) over the 1996 period, primarily for the reasons mentioned for the third quarter and because of the first quarter 1996 Philippines strike.

     Sales of Automotive Products for the third quarter of 1997 increased 9% (24% excluding the unfavorable effects of foreign exchange) to $224 million from $206 million in the third quarter of 1996, primarily because of higher volumes in Europe and higher product content per vehicle. Unit volume of truck and bus production in Western Europe increased 23% overall from the third quarter of 1996, with a particularly strong gain in Germany. Sales of ABS systems to the Company's U.S. joint venture more than doubled, reflecting the new regulations in effect for such systems on new heavy-duty trucks and a rebound in U.S. truck production. Sales of Automotive Products for the first nine months of 1997 increased 2% (11% excluding the unfavorable effects of foreign exchange) to $699 million from $687 million in the first nine months of 1996, primarily due to the strong performance in the third quarter.

     Operating income for Automotive Products for the third quarter of 1997 was $31 million, an increase of 46% (74% excluding the unfavorable effects of foreign exchange) from $21 million in the third quarter of 1996, as exchange-adjusted income from European operations nearly doubled. This increase resulted from the higher sales and improved margins due to productivity improvements. This also reflected the adverse effects in the third quarter of 1996 of new product introductions. Operating income for Automotive Products for the first nine months of 1997 was $94 million, an increase of 3% (15% excluding the unfavorable effects of foreign exchange) from $91 million in the first nine months of 1996. This principally was because of the improvements for the third quarter.

     Medical Systems sales reflected the acquisition on June 30, 1997 of the medical diagnostics business of Sorin Biomedica S.p.A. ("Sorin") and INCSTAR Corporation ("INCSTAR"; collectively, the "Medical Diagnostics Businesses"). Medical Systems incurred an operating loss as development costs and the cost of integrating operations more than offset the operating income of the newly-acquired diagnostics businesses.

FINANCIAL REVIEW

     Interest expense decreased $1 million in the third quarter of 1997 compared to the year-earlier quarter as lower overall interest rates on debt outstanding under the 1997 Credit Agreement more than offset the effect of increased debt arising from share repurchases and the acquisition of the Medical Diagnostics Businesses. The Company repurchased $308 million of its common stock during the first nine months of 1997 (see "Liquidity and Capital Resources"). In addition, on May 15, 1997, the Company redeemed the $250 million aggregate principal amount of its 11 3/8% Senior Debentures (at a redemption price of 105.69% of the principal amount plus interest accrued to the redemption date) with lower-rate borrowings under the 1997 Credit Agreement. Corporate and other expenses were essentially unchanged. The higher equity in earnings of unconsolidated joint ventures reflects the growth of Automotive Products' U.S. joint venture, the benefits from restructuring Air Conditioning Products' scroll compressor venture, the Company's financial services partnership and increased profitability of Plumbing Products' expanding joint ventures in China.

     The income tax provision for the third quarter of 1997 was $31 million, or 35.3% of pretax income (excluding the write-off of purchased research and development) compared with a provision of $29 million, or 34.5% of pretax income in the third quarter of 1996. The effective tax rates reflect improvements in U.S. income in both nine-month periods, which enabled the Company to recognize previously unrecognized tax benefits.

     As a result of the redemption of the 11 3/8% Senior Debentures and the retirement of debt upon completion of the 1997 Credit Agreement, the first nine months of 1997 included an extraordinary charge of $24 million, net of income taxes, attributable to call premiums on the debentures and the write-off of unamortized debt issuance costs.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities, after cash interest paid of $89 million, was $226 million for the first nine months of 1997, compared with net cash provided of $200 million for the first nine months of 1996. The $26 million increase resulted primarily from higher earnings (excluding the write-off of purchased research and development from 1997 and the asset impairment loss from
1996). The Company acquired the Medical diagnostics businesses for $212 million and made capital expenditures of $158 million for the first nine months of 1997, including $1 million of investments in affiliated companies, compared with capital expenditures of $135 million in the first nine months of 1996, including $12 million of investments in affiliated companies.

     In January 1997 the Company entered into the 1997 Credit Agreement. This agreement, which expires in 2002, provides the Company with senior secured credit facilities aggregating $1.75 billion as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility (the "Revolving Facilities") and (b) a $375 million multi-currency periodic access credit facility. Up to $500 million of the Revolving Facilities may be used for the issuance of letters of credit. Borrowings under the Revolving Facilities by their terms are short-term. The 1997 Credit Agreement and certain other American Standard Inc. debt instruments contain restrictive covenants and other requirements with which the Company believes it is currently in compliance. The 1997 Credit Agreement provides lower interest costs, significantly increased borrowing capacity, less restrictive covenants and no scheduled principal payments until maturity in 2002.

     At September 30, 1997, the Company had outstanding borrowings of $694 million under the Revolving Facilities. There was $621 million available under the Revolving Facilities after reduction for borrowings and for $60 million of letters of credit usage. In addition, at September 30, 1997, the Company's foreign subsidiaries had $71 million available under overdraft facilities which can be withdrawn by the banks at any time.

     In the first quarter of 1997 the Company completed (i) a secondary public offering of 12,429,548 shares of the Company's common stock owned by ASI Partners (the "Secondary Offering"), and (ii) the repurchase by the Company from ASI Partners, then the Company's largest stockholder, of 4,628,755 shares of the Company's common stock for $208 million (the "Share Repurchase"). In conjunction with the Secondary Offering and the Share Repurchase, ASI Partners distributed to certain of its partners 3,780,353 shares (the "Share Distribution") of the Company's common stock that it owned. In addition, the Company issued to ASI Partners 5-year warrants to purchase 3,000,000 shares of the Company's common stock at $55 per share, $10 per share over the public offering price in the Secondary Offering. After the Secondary Offering, the Share Distribution and the Share Repurchase, ASI Partners owned no common stock of the Company and is no longer entitled to designate any of the Company's directors. All of the shares sold in the Secondary Offering were previously issued and outstanding and the Company received no proceeds therefrom.

     On October 6, 1997, the Company completed its open-market share repurchase program commenced in May 1997 pursuant to which 2,320,900 shares of its common stock were purchased for $100 million.

     In January 1997 the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. For the last several years the Company has supported the development of two medical diagnostics products groups focusing on test instruments using laser technology and reagents. On June 30, 1997, the Company acquired Sorin, an affiliate of the Fiat Group and all the outstanding shares of INCSTAR, a biotechnology company based in Stillwater, Minnesota. In 1996 Sorin and INCSTAR had sales of approximately $80 million and $40 million, respectively. The aggregate cost of the acquisition was approximately $212 million, including fees and expenses, and was funded with borrowings under the 1997 Credit Agreement. This transaction has been accounted for as a purchase and the financial statements as of September 30, 1997 reflect allocation of the purchase price. Purchase price allocated to the value of in-process research and development projects totaling $90 million has been charged to operations in the third quarter of 1997. Approximately $50 million of goodwill resulted after allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

     As described in Note 6 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference, and in the accompanying Prospectus under "Risk Factors -- Tax Matters," there are pending German Tax issues for the years 1984 through 1990.

CAPITAL EXPENDITURES

     American Standard invests in the expansion and modernization of its existing facilities and affiliated companies and considers entering into and increasing investments in joint ventures and making complementary acquisitions. Capital expenditures have been financed out of operating cash flow and through borrowings under the Credit Agreement and previous credit facilities.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the replacement, renovation and repair markets (approximately 60% of their 1996 sales) which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction markets continue to constitute a substantial portion of their sales (approximately 40% of their 1996 sales).

     Automotive Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have also been cyclical. Western European truck and bus production declined significantly from its historical high in 1989 of approximately 395,000 trucks and buses in excess of six tons to a recent low of approximately 227,000 units in 1993. While production recovered in 1994 and 1995, to approximately 351,000 units in 1995, it declined again in 1996 to approximately 317,000 units on an annualized basis.

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because summer is the peak season for sales of air conditioning products.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Prospectus and in documents incorporated herein by reference (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and belief presented in "Recent

Management Changes and Other Developments" and in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements, including the level of new construction activity in the Company's Air Conditioning Products' and Plumbing Products' markets; production levels of trucks and buses in the Company's Automotive Products' markets, particularly in Western Europe; changes in U.S. or international economic conditions, such as inflation, interest rate fluctuations or recessions in the Company's markets; pricing changes to the Company's products or those of its competitors, and other competitive pressures on pricing and sales; changes in the markets for medical diagnostic products; integration of acquired businesses; risks generally relating to the Company's international operations (see "Risk
Factors -- International Operations" and "-- Tax Matters"); and transactions or other events affecting the need for, timing and extent of the Company's capital expenditures. See "Risk Factors" and "-- Results of Operations For the Third Quarter and First Nine Months of 1997 Compared with the Third Quarter and First Nine Months of 1996".

     While the Company periodically reassesses material trends and uncertainties affecting the Company's financial condition and results of operation in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in its quarterly and annual reports, the Company does not intend to review or revise any particular forward-looking statement referenced in this Prospectus or incorporated herein by reference in light of future events.

                                    BUSINESS

OVERVIEW OF BUSINESS SEGMENTS

     Through 1996 American Standard operated three business segments: Air Conditioning Products, Plumbing Products and Automotive Products. In January 1997, the Company announced formation of a fourth business segment, the Medical Systems Group. As part of its operating strategies, the Company routinely evaluates potential investments in or acquisitions of new and related business.

     AIR CONDITIONING PRODUCTS. American Standard is a leading United States manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (customer engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1996. Approximately 60% of Air Conditioning Products' sales in that period was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally preferred refrigerants.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe, the United States and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) names. Of Plumbing Products' worldwide 1996 sales, approximately 74% was derived from operations outside the United States and 26% was derived from operations in the United States. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     AUTOMOTIVE PRODUCTS. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Management believes that Automotive Products is well positioned to benefit from any future improvement in market conditions in Europe and Brazil and increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS is mandated beginning in 1997), as well as from the technological advances embodied in its products and its close relationships with a number of vehicle manufacturers.

     MEDICAL SYSTEMS. In January 1997, the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. For the last several years the Company had supported the development of two small medical diagnostic products groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through December 31, 1996. On June 30, 1997, the Company acquired the European medical diagnostic business of Sorin Biomedica S.p.A. ("Sorin"), an affiliate of the Fiat Group, and, in a merger, all outstanding shares of INCSTAR Corporation, a biotechnology company based in Stillwater, Minnesota, in which Sorin indirectly owned a 52% interest. Sorin and INCSTAR develop and market test reagents for clinical diagnostics and medical research and in 1996 had sales of approximately $80 million and $40 million, respectively. The aggregate cost of the acquisition was approximately $212 million, including fees and expenses, and was funded with borrowings under the Company's existing bank facilities.

GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants.

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. In 1994 it established an operation in Australia and continues to expand its sales forces in the Far East, Latin America, the Middle East and India. In December 1995 the Company completed arrangements for the development and expansion of its air conditioning business in the People's Republic of China ("PRC"), to become an integrated manufacturer, marketer and distributor of a broad range of air conditioning systems and related products for residential and commercial applications. The Company and a minority investor established ASI China Holdings Limited ("ASI China"), in which the Company has an ownership interest of 64.4%, and formed A-S Air Conditioning Products Limited ("ASAP"), owned 50.4% by ASI China, to establish or acquire majority ownership in up to five manufacturing joint ventures as well as sales and service businesses in the PRC. The Company contributed to ASAP its 50% interest (valued at $10 million) in a Hong Kong joint venture (which imports and distributes air conditioning products) and has committed to contribute $20 million in cash, $16 million of which had been contributed as of December 31, 1996. As of December 31, 1996, ASAP had acquired majority ownership in three manufacturing joint ventures and in conjunction therewith assumed debt of $21 million.

     Plumbing Products has entered new markets through joint ventures in Eastern Europe, Spain, Portugal and Vietnam and is continuing to expand using this approach. In 1995 operations were expanded in France through the acquisition of Porcher (see "Plumbing Products Segment"). Plumbing Products continues to expand its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), in which American Standard has a current ownership position of approximately 28% and effective control over day-to-day operations. ASPPL has expanded its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings, and bathtubs throughout the PRC market. ASPPL, which had total assets of approximately $169 million at December 31, 1996, has entered into seven joint ventures with local business concerns which, together with one wholly-owned operation, have received business licenses from Chinese government authorities. These include two recently constructed chinaware manufacturing facilities, an existing chinaware manufacturing facility being expanded, two operating fittings plants and two operating steel tub factories. In the fourth quarter of 1997, the Company acquired a controlling interest in the China plumbing business through the purchase of additional shares from other investors for $48 million.

     Automotive Products, headquartered in Europe, since 1993 has established a joint venture in the PRC, acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and is expanding the volume of business done through its existing joint ventures in the United States and Japan.

DEMAND FLOW(R) TECHNOLOGY

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow to all its businesses. Under

Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     As part of American Standard's strategy to integrate Demand Flow into all of its operations, most of American Standard's approximately 44,000 employees worldwide have been trained in Demand Flow, which has been implemented in substantially all of American Standard's production facilities. American Standard is also applying Demand Flow to administrative functions and is re-engineering its organizational structure to manage its businesses based on processes instead of functions.

     American Standard believes that its implementation of Demand Flow methods has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have almost tripled since 1990. Principally as a result of the implementation of Demand Flow American Standard has reduced inventories by 41% from December 31, 1989 through December 31, 1996, while related sales have grown 74% for the same period. American Standard further believes that as a result of the introduction of Demand Flow employee productivity has risen significantly, customer service has improved and, without reducing production capacity, the Company has been able to free more than three million square feet of manufacturing and warehouse space, allowing for expansion, plant consolidation or other uses.

AIR CONDITIONING PRODUCTS SEGMENT

     Air Conditioning Products began with the 1984 acquisition by the Company of The Trane Company, a manufacturer and distributor of air conditioning products since 1913. Air conditioning products are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. In 1996 Trane, with revenues of $3,437 million, accounted for approximately 59% of the Company's sales and 60% of its operating income (excluding an asset impairment charge). Trane derived 29% of its 1996 sales from outside the United States. Approximately 60% of Trane's sales in 1996 was in the replacement, renovation and repair markets, which in general are less cyclical than the new residential and commercial construction markets.

     Trane manufactures three general types of air conditioning systems. The first, called "unitary," which is sold for residential and commercial applications, is a factory-assembled central air conditioning system which generally encloses in one or two units all the components to cool or heat, clean, humidify or dehumidify, and move air. The second, called "applied," is typically custom-engineered for commercial use and involves on-site installation of several different components of the air conditioning system. Trane is a world leader in both unitary and applied air conditioning products. The third type, called "mini-split," is a small unitary air conditioning system, generally for residential use, which operates without air ducts. Trane manufactures and distributes mini-split units in the Far East, Europe, the Middle East and Latin America.

     Trane competes in all of its markets on the basis of service to customers, product quality and reliability, technological leadership and price.

     Product and marketing programs have been, and are being, developed to increase penetration in the growing replacement, repair, and servicing businesses, in which margins are generally higher than on sales of original equipment. Much of the equipment sold in the fast-growing air conditioning markets of the 1960's and 1970's is reaching the end of its useful life. Also, equipment sold in the 1980's is likely to be replaced earlier than originally expected with higher-efficiency products recently developed to meet required efficiency standards and to capitalize on the availability of environmentally-preferred refrigerants.

     In May 1994 a subsidiary of the Company, Standard Compressors Inc., concluded arrangements for a partnership, Alliance Compressors, formed in December 1993 with Heatcraft Technologies Inc., a subsidiary of Lennox International Inc., for the manufacture of compressors for use in air conditioning and refrigeration equipment. On December 31, 1996, the Alliance Compressors partnership was restructured to admit a new partner, Copesub, Inc., a subsidiary of Emerson Electric Co. Following the restructuring, Standard Compressors Inc. and Heatcraft Technologies Inc. each own a 24.5% interest in Alliance and Copesub, Inc. owns a 51% interest. Alliance plans to develop, manufacture, market and sell, primarily to companies related to Standard Compressors Inc. and Heatcraft Technologies Inc., scroll compressors utilized mainly in residential central air conditioning applications. Alliance will operate principally from a newly constructed facility in Natchitoches, Louisiana.

     Many of the products manufactured by Trane utilize HCFCs and in the past utilized CFCs as refrigerants. Various federal and state laws and regulations, principally the 1990 Clean Air Act Amendments, require the eventual phase-out of the production and use of these chemicals because of their possible deleterious effect on the earth's ozone layer if released into the atmosphere. Phase-in of substitute refrigerants will require replacement or modification of much of the air conditioning equipment already installed, which management believes has created a new market opportunity. In order to ensure that Company products will be compatible with the substitute refrigerants, Trane has been working closely with the manufacturers that are developing substitute refrigerants.

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

     At December 31, 1996 Air Conditioning Products had 33 manufacturing plants in 10 countries, employing approximately 20,700 people.

     Air Conditioning Products comprises three operating groups: Unitary Products, North American Commercial, and International.

  UNITARY PRODUCTS GROUP

     Unitary Products, which accounted for 36% of Air Conditioning Products' 1996 sales, manufactures and distributes products for commercial and residential unitary applications in the United States. This group benefits the most from the growth of the replacement market for residential and commercial air conditioning systems. Other major suppliers in the unitary market are Carrier, Rheem, Lennox, Goodman Industries and Intercity Products.

     Commercial unitary products range from 2 to 120 tons and include combinations of air conditioners, heat pumps, and gas furnaces, along with variable-air-volume equipment and integrated control systems. Typical applications are in retail stores, small-to-medium-size office buildings, manufacturing plants, restaurants, and commercial buildings located in office parks and strip malls. These products are sold through commercial sales offices, independent wholesale distributors and company-owned dealer sales offices in over 375 locations. Residential central air conditioning products range from 1 to 5 tons and include air conditioners, heat pumps, air handlers, furnaces, and coils. These products are sold through independent wholesale distributors and Company-owned sales offices in over 250 locations to dealers and contractors who sell and install the equipment.

     During 1995 and 1996 the Unitary Products Group successfully introduced several new products including a new line of outdoor condensing units for the AMERICAN STANDARD(R) brand; a very high efficiency residential air conditioner; an ultra-high efficiency packaged air conditioner;

modulating gas and variable frequency drive large rooftop units; rooftop units with special features that appeal to national accounts; and a large rooftop line (27.5 tons to 50 tons). The commercial unitary business also concentrated on indoor air quality enhancements and new capabilities for existing products.

     The Company also markets an AMERICAN STANDARD(R) brand name product to serve distributors who typically carry other products in addition to air conditioning products.

  NORTH AMERICAN COMMERCIAL GROUP

     North American Commercial Group, which accounted for 37% of Air Conditioning Products' 1996 sales, manufactures and distributes products in the United States for sale in the U.S. and Canada for air conditioning applications in larger commercial, industrial, and institutional buildings. Other major suppliers of commercial systems are Carrier, McQuay and York.

     North American Commercial Group distributes its products through 95 sales offices. Thirty-six of these offices are Company-owned and 59 are franchised. Since 1993, the Company has acquired nine offices and expects to continue to acquire major sales offices from its franchisees.

     Over the last few years the North American Commercial Group has added additional aftermarket business activities, such as emergency rentals of air conditioning equipment. Also, the group has expanded its line to include components for converting installed centrifugal chiller products to use more environmentally-preferred refrigerants.

     During 1995 and 1996 the Company continued its introduction of a number of newer products broadening the line of high-efficiency centrifugal chillers, expanding the air cooled series R chiller line, and introducing a new absorption line. Integrated Comfort Systems continue to grow as a percentage of total sales with the introduction of Tracer Summit and wireless thermostats. Indoor air quality is emerging as a significant new application to be served by the Company's products and services.

  INTERNATIONAL GROUP

     The International Group, which accounted for approximately 27% of Trane's 1996 sales manufactures applied and unitary products in foreign facilities operated by subsidiaries and joint ventures and exports many of the products manufactured in the United States by the Unitary Products and North American Commercial Groups. Like the North American Commercial Group, the International Group has an extensive network of sales and service agencies, both Company-owned and franchised, to provide maintenance and warranty service for its equipment installed around the world.

     Trane expects to continue the expansion of its presence outside the U.S. In the Asia-Pacific region Trane recently established operations in Australia as well as three manufacturing joint ventures in the PRC (see "Globalization") and expanded its operations in Malaysia. In the early 1990's it purchased an air conditioning manufacturing and distribution firm in Taiwan, and entered into a sales and manufacturing joint venture in Thailand. In Europe, in addition to its plants in Epinal and Charmes, France, the group opened plants in Mirecourt, France, and in Colchester, U.K., in 1992. A joint venture in Egypt commenced operations in 1992 to serve markets in the Middle East.

PLUMBING PRODUCTS SEGMENT

     Plumbing Products manufactures and distributes bathroom and kitchen fixtures and fittings primarily under the IDEAL STANDARD(R), AMERICAN STANDARD(R), STANDARD(R) and PORCHER(R), names. In 1996 Plumbing Products, with revenues of $1,452 million, accounted for 25% of the Company's sales and 19% of its operating income (excluding an asset impairment charge). Plumbing Products derived approximately 74% of its total 1996 sales from operations outside the United States.

     Of Plumbing Products' sales, 45% consists of vitreous china fixtures, 22% consists of fittings (typically brass), 9% consists of bathtubs, and the remainder consists of related plumbing products. Throughout the world these products are generally sold through wholesalers and distributors and installed by plumbers and contractors. In total the residential market accounts for approximately 75% of Plumbing Products' sales, with the commercial and industrial markets providing the remaining 25%.

     Plumbing Products operates through four primary geographic groups: European Plumbing Products, U.S. Plumbing Products, Americas International and the Asia-Pacific Group. Plumbing Products' fittings operations are organized as the Worldwide Fittings Group, which has primary responsibility for faucet technology, product development and manufacturing, with manufacturing facilities in Germany, Bulgaria, the U.S., and Mexico. Worldwide Fittings sales and operating results are reported in the four primary geographic groups within which it operates.

     European Plumbing Products, which sells products primarily under the brand names IDEAL STANDARD(R) and PORCHER(R), manufactures and distributes bathroom and kitchen fixtures and fittings through subsidiaries or joint ventures in Germany, Italy, France, England, Greece, the Czech Republic, Spain, Portugal, and Egypt. In November 1995 the Company acquired substantially all of the remaining outstanding common shares and convertible bonds of Porcher S.A. ("Porcher"), a French manufacturer and distributor of plumbing products in which the Company previously had an ownership interest of 32.88%.

     U.S. Plumbing Products manufactures bathroom and kitchen fixtures and fittings, selling under the brand names AMERICAN STANDARD(R) and STANDARD(R) in the United States. Americas International manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R) through its wholly-owned operations in Mexico, Canada, and Brazil and its majority-owned subsidiaries in Central America.

     The Asia-Pacific Group manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R) through its wholly-owned operations in South Korea, its majority-owned operations in Thailand and the Philippines, and its manufacturing joint venture in Indonesia and is developing a new joint venture in Vietnam. In 1996, a wholly-owned marketing operation was established in Japan. The Company is also significantly expanding its operations in the PRC.
See -- "Globalization".

     The market for the Company's plumbing products is divided into the replacement and remodeling market and the new construction market. The replacement and remodeling market accounts for about 60% of the European and U.S. groups' sales but only about 40% of the sales of the Far East group, for which new construction is more important. In the United States and Europe the replacement and remodeling market has historically been more stable than the new construction market and has shown moderate growth over the past several years. In 1995 the new construction market in Europe declined, especially in Germany and France, after recovering somewhat in 1994 and 1993. In the U.S. the new construction market hit its recent low in 1992 but had some recovery through 1996. The new construction market, in which the product selection is made by builders or contractors, is more price-competitive and volume-oriented than the replacement and remodeling market. In the replacement and remodeling market consumers make the model selection and, therefore, this market is more responsive to quality and design than price, making it the principal market for higher-margin luxury products. Although management believes it must continue to offer a full line of fixtures and fittings in order to support its distribution system, Plumbing Products' current strategy is to focus on increasing its sales of higher-margin products in the middle and upper segments of both the remodeling and new construction markets.

     Plumbing Products also has continued its programs to expand its presence in high-quality showrooms and showplaces featuring its higher-end products in certain major countries. These programs, along with expanded sales training activities, have enhanced the image of the Company's products with interior designers, decorators, consumers and plumbers.

     U.S. Plumbing Products is focusing on the unique needs of the growing mass retail home center industry, using products sourced from several of the Company's manufacturing locations throughout the Americas. This market channel has become a significant part of U.S. Plumbing Products' sales and is expected to continue to grow.

     In an effort to capture a larger share of the replacement and remodeling market, over the last few years Plumbing Products has introduced a variety of new products designed to suit customer tastes in particular countries. New offerings include additional colors and ensembles, bathroom suites from internationally known designers, and electronically controlled products. Faucet technology is centered on anti-leak, anti-scald and other features to meet emerging consumer and legislative requirements.

     Water-saving fixtures and fittings have been a major focus of Plumbing Products for the past several years, particularly in light of recent water shortages experienced in a number of areas of the U.S. The Company produces one of the most extensive lines of water-saving fixtures available in the United States. Manufacture of water-saving toilets was mandated for residential use by federal law commencing in January 1994 and for commercial use in January 1997.

     Many of the Company's bathtubs are made from a proprietary porcelain on metal composite, AMERICAST(R), which has gained an increasing share of the worldwide market. Products made from the composite AMERICAST(R) have the durability of cast iron with only one-half the weight and are characterized by improved resistance to breaking and chipping. AMERICAST(R) products are easier to ship, handle and install and are less expensive to produce than cast iron products. Use of this advanced composite was extended to kitchen sinks, bathroom lavatories and acrylic surfaced products during the early 1990's.

     At December 31, 1996, Plumbing Products employed approximately 18,000 people and, including affiliated companies, had 57 manufacturing plants in 25 countries.

     In the U.S. Plumbing Products has several important competitors, including Kohler Company and Masco Corporation in selected product lines. There are also important competitors in foreign markets, for the most part operating nationally. Friederich Grohe GmbH, the major manufacturer of fittings in Europe, is a pan-European competitor. In Europe Villeroy Boch and Sanitec are the major fixtures competitors, and in the Far East Toto is the major competitor. Plumbing Products competes in most of its markets on the basis of service to customers, product quality, reliability and price.

AUTOMOTIVE PRODUCTS SEGMENT

     Operating under the WABCO(R) name, Automotive Products manufactures air brake and related systems for the commercial vehicle industry in Europe and Brazil. WABCO's most important products are pneumatic braking systems and related electronic control and other systems and components (including ABS) for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. In 1996 WABCO, with sales of $916 million, accounted for 16% of the Company's sales and 21% of its total operating income (excluding an asset impairment charge). The Company believes that WABCO is a worldwide technological leader in the heavy truck and bus braking industry. Electronic controls, first introduced in ABS in the early 1980's, are increasingly applied in other systems sold to the commercial vehicle industry.

     WABCO's products are sold directly to vehicle and component manufacturers. Spare parts are sold through both original equipment manufacturers and an independent distribution network. Although the business is not dependent on a single or related group of customers, sales of truck braking systems are dependent on the demand for heavy trucks. Some of the Company's important customers are Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Principal competitors are Knorr, Robert Bosch, and Allied Signal. WABCO competes primarily on the basis of customer service, quality and reliability of products, technological leadership and price.

     The European market for new trucks, buses, trailers, and replacement parts recovered in 1994 and 1995, before declining again in 1996. European legislation mandating the phase-in of ABS beginning in 1991 has had a positive impact on sales and is expected to continue to do so. The Brazilian market declined significantly in 1996 after three years of continued growth.

     Through 1996 the WABCO(R) ABS system, which the Company believes leads the market, has been installed in approximately 1.2 million heavy trucks, buses, and trailers worldwide since 1981. Annual sales volume in Europe was approximately 146,000 units in 1996 (down from 175,000 units in 1995) and 67,000 units (56,000 units in 1995) in other markets, primarily the United States and Japan. In addition, WABCO has developed an advanced electronic braking system, electronically controlled pneumatic gear shifting systems, electronically controlled air suspension systems, and automatic climate-control and door-control systems for the commercial vehicle industry. These systems have resulted in greater sales per vehicle for WABCO. Significant progress was made in recent years in market acceptance of electronically controlled systems. New products under development include additional electronic drive line control systems. In addition, WABCO has developed and implemented an electronic data interchange system, which links certain customers directly to WABCO's information systems, providing timely, accurate information and just-in-time delivery to the customer.

     At December 31, 1996, WABCO and affiliated companies employed approximately 5,800 people and had 14 manufacturing facilities and 7 sales organizations operating in 17 countries. Principal manufacturing operations are in Germany, France, the United Kingdom, the Netherlands and Brazil. WABCO has joint ventures in the United States with Meritor Automotive, Inc., the spin-off successor to the automotive businesses of Rockwell International Corporation (Meritor WABCO) and Cummins Engine Co. (WABCO Compressor Manufacturing Co., a manufacturing joint venture formed in 1996 to produce air compressors designed by WABCO), in Japan with Sanwa Seiki (SANWAB), in India with TVS Group (Clayton Sundaram) and in the PRC.

     In January 1994 the Company acquired Perrot, a German brake manufacturer. Through this acquisition the Company is able to offer complete brake systems for trucks, buses and trailers, especially in the important and growing air-disc brake business.

     Since 1991 ABS for commercial vehicles has been gaining acceptance in the United States and Japan, where WABCO participates through its joint venture operations. Meritor WABCO is now a supplier of WABCO systems to Freightliner, Mack, Volvo-GM, Kenworth, Peterbilt and other vehicle manufacturers in North America. SANWAB supplies Hino, Nissan and trailer manufacturers in Japan. In most European countries, ABS has become mandatory for commercial vehicles. In March 1995, the U.S. Department of Transportation, National Highway Traffic Safety Administration, adopted amended federal regulations which require that new medium and heavy vehicles be equipped with ABS. These amended regulations are being phased in over a two-year period beginning in March 1997. WABCO believes it is in a good position to take advantage of this opportunity.

MEDICAL SYSTEMS GROUP

     In January 1997, the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. The Company has for several years supported the development of two small medical diagnostic product group businesses focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through December 31, 1996.

     The focus of the Company's existing medical businesses has been on instruments for obstetrical/gynecological and gastrointestinal tests. The products of its subsidiary Sienna Biotech, Inc. are based on a core technology named Copalis(TM) for Coupled Particle Light Scattering. Several of Sienna's products have received clearance from the U.S. Food and Drug Administration ("FDA").

     The Company's subsidiary Alimenterics, Inc. is developing certain clinical laboratory systems for non-invasive diagnostics of gastrointestinal disorders using an automated Laser Assisted Ratio Analyzer ("LARA(TM)") for the measurement of stable isotopes in breath. Initial applications for regulatory approvals of Alimenterics' products have been made in Europe and are planned to be made to the FDA in 1997.

     Based upon the progress and prospects of those two businesses, the Company decided to explore acquisition opportunities to accelerate the commercialization of its technology and expand the number of diagnostic tests covered by its products. Accordingly, the Company acquired on June 30, 1997 the European medical diagnostic business (the "Sorin Business") of Sorin Biomedica S.p.A., an affiliate of the Fiat Group and, by means of a merger, all the outstanding shares of Incstar Corporation ("Incstar"), a biotechnology company based in Stillwater, Minnesota, in which Sorin Biomedica S.p.A. indirectly owned a 52% interest.

     The Sorin Business both develops and produces reagents to identify the presence in blood of diseases and other substances that are indicative of a medical patient's condition, and distributes equipment used to perform diagnostic tests. The Sorin Business is headquartered in Saluggia, Italy, where its manufacturing facility is located. The principal markets for the products of the Sorin Business are Western Europe and the United States. Its sales in 1996 were approximately $80 million.

     Incstar develops, manufactures and markets individual test reagents, test kits and related products used by major hospitals, clinical reference laboratories and researchers involved in diagnosing and treating immunological conditions. Incstar also produces and markets histochemical antisera and natural and synthetic peptides used in clinical diagnostic and medical research. Its products focus on diagnostic tests for autoimmune, infectious disease, endocrinology and bone and mineral metabolism product segments, utilizing a variety of technologies. Incstar's sales in 1996 were approximately $40 million.

     The Company believes that the acquisitions of the Sorin Business and Incstar will position it to develop its medical products more quickly and effectively than would otherwise have been possible. The Company may build this group further through acquisitions of businesses that are complementary and would permit further acceleration of development and distribution of its products as well as through further research and development investments.

                          DESCRIPTION OF SENIOR NOTES

     The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying Prospectus as "Senior Debt Securities") supplements, and to the extent inconsistent therewith supercedes, the description of the general terms and provisions of Notes set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Senior Notes are to be issued under an Indenture (the "Indenture") among the Issuer, the Guarantor and The Bank of New York, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to all provisions of the Indenture, including the definitions of certain terms therein and those terms that are made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus or the Indenture.

     The Senior Notes will be limited to $300,000,000 aggregate principal amount and will mature on February 1, 2008. The Senior Notes will be unsecured obligations of the Issuer and will be issued in denominations of $1,000 and integral multiples of $1,000. The Senior Notes will bear interest from
            , 1998, payable on February 1 and August 1 of each year, commencing August 1, 1998, to the persons in whose names the Senior Notes are registered on the preceding January 15 and July 15, respectively.

     Principal and interest on the Senior Notes will be payable, the transfer of Senior Notes will be registrable and the Senior Notes may be presented for exchange, at the office or agency of the Issuer maintained for such purpose (which initially will be at the corporate trust office of the Trustee located at 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Services). So long as the Senior Notes are represented by Global Notes, the interest payable on the Senior Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of such Global Notes, by wire transfer of immediately available funds on each applicable interest payment date. If any of the Senior Notes are no longer represented by a Global Note, payment of interest may, at the option of the Issuer, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Senior Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Senior Notes are not redeemable by the Issuer prior to maturity and will not be entitled to the benefit of a sinking fund.

     The covenants described under "Description of Debt Securities -- Certain Covenants" including "-- Existence," "-- Maintenance of Properties,"
"-- Insurance," and "-- Payment of Taxes and Other Claims" as well as the provisions described under "Description of Debt Securities -- Merger, Consolidation or Sale of Assets" in the accompanying prospectus will be applicable to the Senior Notes.

     LIMITATION ON LIENS. The Indenture will provide that, with respect to the Senior Notes, the Issuer and the Guarantor will not, nor will either permit any of their Subsidiaries to, create, incur, or permit to exist, any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any Indebtedness of either of the Issuer or the Guarantor, without effectively providing that the Senior Notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except: (i) Liens existing as of the closing date of the Offering (the "Closing Date"); (ii) Liens granted after the Closing Date on any assets or properties of the Issuer or the Guarantor or any of their Subsidiaries securing Indebtedness of the Issuer or the Guarantor created in favor of the

Holders of such series; (iii) Liens securing Indebtedness of the Issuer or the Guarantor which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets of the Issuer or the Guarantor or any of their Subsidiaries other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced; (iv) Permitted Liens; and (v) Liens created in substitution of or as replacements for any Liens permitted by the preceding clauses (i) through (iv), provided that, based on a good faith determination of an officer of each of the Issuer and the Guarantor, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.

     Notwithstanding the foregoing, the Issuer and the Guarantor and any Subsidiary may, without securing any series of Senior Notes, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (i) 10% of Consolidated Net Assets or (ii) $250,000,000.

     LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The Indenture will provide that the Issuer and Guarantor will not, nor will either permit any of their Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of the Issuer or Guarantor or any of their Subsidiaries (except such transactions (i) entered into prior to the Closing Date or (ii) for the sale and leasing back of any property or asset by a Subsidiary of the Issuer or Guarantor to the Issuer or Guarantor or (iii) involving leases for less than three years or (iv) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement or full operations of such property or asset) unless (a) the Issuer or Guarantor or such Subsidiary would be entitled under the Limitation on Liens covenant above to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the Senior Notes, or (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of Indebtedness of the Issuer or Guarantor or a Subsidiary of the Issuer or Guarantor which by its terms matures not earlier than one year after the date of such repayment.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Issuer or the Guarantor may, without the consent of the holders of any outstanding Senior Notes, consolidate with or sell, lease or convey all or substantially all of their assets to, or merge with or into, any other entity provided that (a) either the Issuer or the Guarantor, as the case may be, shall be the continuing entity, or the successor entity formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and expressly assumes the Guarantor's and/or the Issuer's obligations to pay principal of (and premium, if any) and interest on all of the Senior Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering certain of such conditions shall be delivered to each Trustee.

BOOK-ENTRY, DELIVERY AND FORM

     The Senior Notes will be represented by one or more Global Notes that will be deposited with, or on behalf of DTC and registered in the name of Cede & Co., the nominee of DTC.

     DTC has advised the Issuer and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     Unless and until it is exchanged in whole or in part for a certificate issued in definitive registered form ("Certificated Notes"), a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor depository or a nominee of such successor depository.

CERTAIN DEFINITIONS

     "Attributable Liens" means in connection with a sale and lease-back transaction, the lesser of (a) the fair market value of the assets subject to such transaction and (b) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding securities issued under the Indenture (which may include securities in addition to the Senior Notes) determined on a weighted average basis and compounded semiannually) of the obligations of the lessee for rental payments during the term of the related lease.

     "Capital Lease" means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

     "Capital Stock" of any Person means any and all shares, interests, participations, rights to purchase, warrants, options or other equivalents (however designated) of corporate stock or other equity of such Person.

     "Consolidated Net Assets" means as of any particular time the aggregate amount of assets after deducting therefrom all current liabilities except for
(a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as set forth on the most recent consolidated balance sheet of the Guarantor and its consolidated Subsidiaries and computed in accordance with GAAP.

     "Exempted Debt" means the sum of the following as of the date of determination: (i) Indebtedness of the Issuer or Guarantor incurred after the Closing Date and secured by Liens not otherwise permitted by the first sentence under Limitation on Liens above, and (ii) Attributable Liens of the Issuer and Guarantor and their Subsidiaries in respect of sale and lease-back transactions entered into after the Closing Date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under Limitation on Sale and Lease-Back Transactions above. For purposes of determining whether or not a sale and lease-back transaction is "permitted" by Limitation on Sale and Lease-Back Transactions, the last paragraph under Limitation on Liens above (creating an exception for Exempted
Debt) will be disregarded.

     "Facility" means the Amended and Restated Credit Agreement dated as of January 31, 1997 among American Standard Companies Inc., American Standard Inc., certain Subsidiaries of American Standard Inc., the lenders named therein and The Chase Manhattan Bank as Administrative Agent, as such agreement may be amended (including any amendment, restatement and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

     "Indebtedness" means, with respect to any Person, without duplication, (i) any Obligation of such Person relating to any indebtedness of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets, of such person or only to a portion thereof), (B) evidenced by notes, debentures or similar instruments (including purchase money obligations) given in connection with the acquisition of any property or assets (other than trade accounts payable for inventory or similar property acquired in the ordinary course of business), including securities, for the payment of which such Person is liable, directly or indirectly, or the payment of which is secured by a lien, charge or encumbrance on property or assets of such Person,
(C) for goods, materials or services purchased in the ordinary course of business (other than trade accounts payable arising in the ordinary course of business), (D) with respect to letters of credit or bankers acceptances issued for the account of such Person or performance, surety or similar bonds, (E) for the payment of money relating to a Capital Lease obligation or (F) under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements; (ii) any liability of others of the kind described in the preceding clause (i), which such Person has guaranteed or which is otherwise its legal liability; and (iii) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i) or (ii).

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Obligation" of any Person with respect to any specified Indebtedness means any obligation of such Person to pay principal, premium, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expense or other amounts relating to such Indebtedness.

     "Permitted Liens" means (i) Liens securing Indebtedness arising under the Facility and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof; (ii) Liens on accounts receivable, merchandise, inventory, equipment, and patents, trademarks, trade names and other intangibles, securing Indebtedness; (iii) Liens on any asset of the Issuer and Guarantor, any Subsidiary, or any joint venture to which the Issuer or the Guarantor or any of their Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;
(iv)(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by the Issuer, Guarantor or a Subsidiary or any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon; (v) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (vi) Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (vii) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens on key-man life insurance policies granted to secure Indebtedness of the Issuer and Guarantor against the cash surrender value thereof; (ix) Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Indebtedness of the Issuer or the Guarantor under interest swap obligations and currency agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect the Issuer or the Guarantor or any of their Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (x) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or Guarantor or any of their Subsidiaries in the ordinary course of business and (xi) Liens in favor of the Issuer or Guarantor or any Subsidiary.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Subsidiary" means a Person (other than an individual), a majority of the outstanding voting stock, partnership interests, membership interests or other equity interest, as the case may be, of which is owned or controlled, directly or indirectly, by the Issuer or by one or more other Subsidiaries of the Issuer. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, trustees or managers, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between the Issuer and the Guarantor, on the one hand, and the Underwriters named below, on the other hand (the "Underwriting Agreement"), the Issuer and the Guarantor have agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Issuer, the principal amount of the Senior Notes set forth opposite its name below.

                                                                        PRINCIPAL
                                 UNDERWRITER                              AMOUNT
        -------------------------------------------------------------  ------------
        Goldman, Sachs & Co. ........................................
        Chase Securities Inc. .......................................
        NationsBanc Montgomery Securities LLC........................
        Salomon Brothers Inc ........................................
                                                                       ------------
                  Total..............................................  $300,000,000
                                                                       ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Senior Notes, if any are taken.

     The Underwriters propose to offer the Senior Notes in part directly to the public at the respective initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at such price
less a concession not to exceed   % of the principal amount of the Senior Notes.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of   % of the principal amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Issuer may or may not list the Senior Notes on a securities exchange. Even if listed, the Senior Notes will be new securities for which there currently is no market. Although the Underwriters have informed the Issuer that they currently intend to make a market in the Senior Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as market makers for the Senior Notes for any reason, there can be no assurance that another firm or person will make a market in such Senior Notes. There can be no assurance that an active market for the Senior Notes will develop or, if a market does develop, at what price such Senior Notes will trade.

     In connection with the Offering, the Underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Senior Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Senior Notes than they are required to purchase from the Issuer in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Senior Notes sold in the Offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

     The Underwriters and their affiliates in the past provided and may continue to provide investment banking and general financing and banking services to the Issuer and the Guarantor and their affiliates. In addition, an affiliate of Chase Securities Inc. is Administrative Agent and a lender, and an affiliate of NationsBanc Montgomery Securities LLC is a lender, to the Issuer under its senior bank facility and will receive its proportionate share of the amounts repaid under such facility with the proceeds of the Offering. See "Use of Proceeds".

PROSPECTUS

                                 $1,000,000,000

                             AMERICAN STANDARD INC.
                  UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF
                  PRINCIPAL, PREMIUM, IF ANY, AND INTEREST BY

                        AMERICAN STANDARD COMPANIES INC.

                             SENIOR DEBT SECURITIES
                      SENIOR SUBORDINATED DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                            ------------------------

    American Standard Inc. (the "Issuer") may offer from time to time its debt securities (the "Debt Securities") which may be either senior debt securities (the "Senior Debt Securities") or senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"). The Senior Debt Securities will be unconditionally guaranteed (the "Senior Debt Guarantees") as to payment of principal, premium, if any, and interest by the Issuer's parent, American Standard Companies Inc. (the "Guarantor"), the Senior Subordinated Debt Securities will be unconditionally guaranteed on a senior subordinated basis (the "Senior Subordinated Debt Guarantees") as to the payment of principal, premium, if any, and interest by the Guarantor, and the Subordinated Debt Securities will be unconditionally guaranteed on a subordinated basis (the "Subordinated Debt Guarantees" and, together with the Senior Debt Guarantees, the Senior Subordinated Debt Guarantees and the Subordinated Debt Guarantees, the "Debt Guarantees") as to the payment of principal, premium, if any and interest by the Guarantor. All of the indebtedness reflected in the Guarantor's consolidated financial statements constitutes indebtedness of its consolidated subsidiaries, including the Issuer.

    The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in an accompanying Prospectus Supplement. The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates and time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Issuer and any other specific terms in connection with the offering and sale of such series, will be set forth in a Prospectus Supplement or Prospectus Supplements. The Senior Debt Securities and the Senior Debt Guarantees, when issued, will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Issuer and the Guarantor, respectively; the Senior Subordinated Debt Securities and the Senior Subordinated Debt Guarantees , when issued, will be unsecured and will be subordinated in right of payment to all Senior Debt (as defined herein) of the Issuer and Senior Debt (as defined herein) of the Guarantor, respectively; and the Subordinated Debt Securities and the Subordinated Guarantees, when issued, will be unsecured and will be subordinated in right of payment to all Senior and Senior Subordinated Debt (as defined herein) of the Issuer and Senior and Senior Subordinated Debt (as defined herein) of the Guarantor, respectively. The terms of certain series of the Debt Securities may not restrict the incurrence of additional indebtedness.
                            ------------------------

    SEE "RISK FACTORS" ON PAGES 6-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    The Debt Securities may be sold directly by the Issuer, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Issuer or any underwriters are involved in any sale of Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Issuer from such sale also will be set forth in a Prospectus Supplement.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is September 19, 1997.

                             AVAILABLE INFORMATION

     American Standard Companies Inc. (the "Guarantor") and its direct wholly-owned subsidiary, American Standard Inc. (the "Issuer" and together with the Guarantor and their consolidated subsidiaries, "American Standard" or the "Company"), are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Guarantor and the Issuer may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material of the Guarantor may also be inspected and copied at the office of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act, including the Guarantor and the Issuer, at http://www.sec.gov.

     This Prospectus constitutes part of a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Issuer and the Guarantor with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Reference is made to the Registration Statement and to the exhibits thereto, as well as to the documents incorporated by reference in this Prospectus, for further information with respect to the Issuer and the Guarantor, as well as the Debt Securities.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Guarantor (File No. 1-11415) and the Issuer (File No. 33-64450) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          1. The Guarantor's Annual Report on Form 10-K for the year ended December 31, 1996, including portions incorporated therein of the Guarantor's definitive Proxy Statement dated March 26, 1997.

          2. The Guarantor's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

          3. The Guarantor's Current Report on Form 8-K filed July 15, 1997.

          4. The Issuer's Annual Report on Form 10-K for the year ended December 31, 1996.

          5. The Issuer's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

          6. All other documents filed by the Guarantor and the Issuer pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the applicable Debt Securities.

     The Guarantor will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to American Standard Companies Inc., One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820,
Attention: Office of the Secretary; telephone: (732) 980-6000.

     This Prospectus contains certain forward-looking information or statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information or statements. Many factors, including the following, could cause actual results to differ materially from any results reflecting such forward-looking information or statements: (i) changes in future conditions in one or more of the various geographic and/or product markets in which one or more of the Company's businesses competes, including, without limitation, as to governmental regulation (including attitudes as to competition by non-locally owned businesses); general economic conditions; weather or climate; local or non-local competitive factors; interest rate or currency fluctuations; and/or other conditions or factors, (ii) the ability to carry out successfully strategic corporate, marketing, tax and/or sales plans and (iii) accuracy as to assessments as to the effects of contingent liabilities, including, without limitations, taxes. The actual affect of such factors is difficult to predict and many are beyond the control of the Company. Accordingly, no assurances can be given as to the ultimate accuracy of forward-looking information or statements.
                            ------------------------

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute part of this Prospectus except as so modified, and any statements so superseded shall not be deemed to constitute part of this Prospectus.

     AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R), TRANE(R) and WABCO(R) are registered trading marks of the Issuer. PORCHER(R) is a registered trademark of Porcher S.A., a subsidiary of the Issuer.

                                  THE COMPANY

     American Standard is a globally oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (59% of 1996 sales); bathroom and kitchen fixtures and fittings (25% of 1996 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (16% of 1996 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems) that utilize electronic controls. At December 31, 1996, American Standard had 106 manufacturing facilities in 35 countries.

     American Standard Companies Inc. (the "Guarantor") is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation (the "Issuer"). Hereinafter, "American Standard" or "the Company" will refer to the Guarantor and the Issuer, including their consolidated subsidiaries.

OVERVIEW OF BUSINESS SEGMENTS

     Through 1996 American Standard operated three business segments: Air Conditioning Products, Plumbing Products and Automotive Products. In January 1997, the Issuer announced formation of its Medical Systems Group. As part of its operating strategies, the Company routinely evaluates potential investments in or acquisitions of new and related businesses.

     Air Conditioning Products. American Standard is a leading United States manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (customer engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1996. Approximately 60% of Air Conditioning Products' sales in that period was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally preferred refrigerants.

     Plumbing Products. American Standard is a leading manufacturer in Europe, the United States and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) names. Of Plumbing Products' worldwide 1996 sales, approximately 74% was derived from operations outside the United States and 26% was derived from operations in the United States. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     Automotive Products. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Management believes that Automotive Products is well positioned to benefit from any future improvement in market conditions in Europe and Brazil and increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS is mandated beginning in 1997), as well as from the technological advances embodied in its products and its close relationships with a number of vehicle manufacturers.

     Medical Systems. In January 1997, the Company announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. For the last several years the Company had supported the development of two small medical diagnostic products groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through December 31, 1996. On June 30, 1997, the Company acquired the European medical diagnostic business of Sorin Biomedica S.p.A. ("Sorin"), an affiliate of the Fiat Group, and, in a merger, all outstanding shares of INCSTAR Corporation, a biotechnology company based in Stillwater, Minnesota, in which Sorin indirectly owned a 52% interest. Sorin and INCSTAR develop and market test reagents for clinical diagnostics and medical research and in 1996 had sales of approximately $80 million and $40 million, respectively. The aggregate cost of the acquisition was approximately $210 million, including fees and expenses and was funded with borrowings under the Company's existing bank facilities.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, as well as other information set forth or incorporated by reference in this Prospectus.

SUBSTANTIAL LEVERAGE

     At June 30, 1997, the Company's total indebtedness was approximately $2.4 billion, including short-term debt and the current portion of long-term debt. At June 30, 1997, the Company had scheduled principal payments of $15 million, $18 million and $171 million for the years 1997, 1998 and 1999, respectively. In January 1997, the Issuer entered into the $1.75 billion amended and restated credit facilities (the "Facilities"), consisting of a $1.375 billion revolving credit facility and a $375 million periodic access facility. At June 30, 1997, the Issuer had unused borrowing capacity under the Facilities of approximately $554 million.

     Borrowings under the Facilities are available to provide financing to redeem certain outstanding public debt securities of the Issuer and for other general corporate purposes. Subject to restrictions in the Facilities and its other debt instruments, the Issuer and its Subsidiaries may incur additional indebtedness from time to time to finance capital expenditures, joint ventures, acquisitions or other expenditures.

     The Company's substantial leverage could have important consequences, including: the need to use substantial portions of operating cash flow to meet interest and principal repayment obligations; exposure to interest rate fluctuations due to floating interest rates; increased vulnerability to changes in general economic conditions, competitive pressures and changes in government regulations; limiting its ability to obtain additional financing; and potential limitations on its ability to realize some or all of the benefit of significant business opportunities. In addition, the Company's results of operations reflect the effects of purchase accounting and significant interest expense resulting from its highly leveraged capital structure.

RANKING OF DEBT SECURITIES

     The indebtedness under the Facilities is secured by pledges of stock of the Issuer and its foreign and domestic subsidiaries. In addition, borrowings under the Facilities are guaranteed by the Guarantor, the Issuer and certain subsidiaries of the Issuer.

     The Debt Securities will not be secured and the Senior Subordinated Debt Securities and the Subordinated Debt Securities will be subordinated to all Senior Debt, in the case of the Senior Subordinated Debt Securities, and Senior and Senior Subordinated Debt, in the case of Subordinated Debt Securities. The Debt Securities will also be effectively subordinated to creditors (including possibly the lenders under the Facilities and other lenders, tax authorities and trade creditors) and preferred stockholders (if any) of the Issuer's subsidiaries.

INTERNATIONAL OPERATIONS

     The Company conducts significant operations outside the United States, principally through subsidiaries, in most of the major countries of Western Europe, Brazil, the People's Republic of China ("PRC"), Thailand, Mexico, the Philippines, Bulgaria, the Czech Republic, Central American countries, Canada, Malaysia, South Korea, Taiwan, Australia and Egypt. In addition, the Company conducts business in these and other countries through affiliated companies and partnerships in which it owns 50% or less of the equity interest of such entities. The Company has manufacturing operations in 35 countries. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, governmental expropriation, political risks and risks of increases in taxes. In addition, various jurisdictions outside the United States have laws limiting the right and ability of non-United States subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies unless specified conditions are met.

     The Company's financial performance on a U.S. dollar denominated basis can be significantly affected by fluctuations in currency exchange rates. Such fluctuations have much less effect on local operating results, however because the Company generally sells its products within the countries in which they are manufactured. The asset exposure of foreign operations to the effects of exchange volatility has been partly offset by the denomination in foreign currencies of a portion of the Company's borrowings. The Company from time to time enters into agreements to reduce its foreign currency exposure. These agreements have not been and are not expected to be material.

TAX MATTERS

     The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its international operations based on certain assumptions it believes to be correct relating to the various tax laws (including capital gains and withholding tax laws), United States and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws applicable in non-United States jurisdictions. While management believes that such assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such laws were to be changed or modified, the Company may experience adverse tax and other financial consequences.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $17 million (at June 30, 1997 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996, the Company received an assessment, which it has appealed, for additional taxes of approximately $62 million (at June 30, 1997 exchange rates), principally relating to the 1988 to 1990 period, plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. In June 1997, the German tax authorities commenced an audit of the years 1991 through 1994. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after completing the current audit, propose tax adjustments for the 1991-1994 period that could be as much as 50% higher. The Company, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at June 30, 1997 with respect to such matters.

     The Company has agreed with the German tax authorities to make a partial security deposit in respect of the additional taxes and interest assessed in March 1996. Approximately $11 million (at June 30, 1997 exchange rates) was paid in January 1997 and, in addition, the Company has applied approximately $6 million (at June 30, 1997 exchange rates) of tax refunds due it with respect to the 1996 tax year to the security deposit. The tax authorities have granted a staying order for the balance of the additional taxes and interest assessed in March 1996, under which no further payment or other security will be required from the Company before litigation of the matter or a final resolution. During litigation, the Company would expect renewal of the staying order. Upon final resolution, the Company will be obligated to pay any tax liability in excess of the security deposit or the Company will receive a refund of any excess security deposit (with interest accruing on the additional tax from the date of assessment or the refund amount from the date of deposit, respectively).

     As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1994, 1995 and 1996, and will continue to be higher in 1997 and in the future.

As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced starting with the 1994 tax year and continuing thereafter into future years.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Debt Securities for general corporate purposes, which may include the repayment of outstanding debt, stock repurchases, certain investments, acquisitions, additions to working capital or capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth, for the Company, the ratio of earnings to fixed charges for the periods indicated.

                                                                                              SIX
                                                                                            MONTHS
                                                                                             ENDED
                                                           YEAR ENDED DECEMBER 31,         JUNE 30,
                                                       --------------------------------   -----------
                                                       1992   1993   1994   1995   1996   1996   1997
                                                       ----   ----   ----   ----   ----   ----   ----
Ratio of Earning to Fixed Charges(a).................  (b)    (b)    (b)    2.0    1.3    (b)    2.5

---------------
(a) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

(b) Earnings were insufficient to cover fixed charges for the years ended December 31, 1992, 1993, and 1994 and the six months ended June 30, 1996, by $56.8 million, $80.5 million, $16.0 million, and $92.6 million, respectively. The six months ended June 30, 1996 and the year 1996 included a non-cash asset impairment charge of $235.2 million resulting from the adoption of Statement of Financial Accounting Standards No. 121. Excluding that charge, the ratio of earnings to fixed charges in those periods would have been 2.2 and 2.3, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), among the Issuer, the Guarantor and the trustee to be named therein. The Senior Subordinated Debt Securities are to be issued under a separate Indenture (the "Senior Subordinated Indenture"), also among the Issuer, the Guarantor and the trustee to be named therein. The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), also among the Issuer, the Guarantor and the trustee to be named therein. The Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." The Indentures are subject to and qualified by the Trust Indenture Act of 1939, as amended (the "TIA"). Forms of the Indentures have been filed as exhibits to the Registration Statement. The trustees under the Indentures are collectively hereinafter referred to as the "Trustee." The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Capitalized terms not otherwise defined herein shall have the meaning given in the Indentures.

TERMS

     General. The Debt Securities will be direct unsecured obligations of the Issuer. The Senior Debt Securities and Senior Debt Guarantees will rank pari passu with other unsecured unsubordinated obligations of the Issuer and the Guarantor, respectively; the Senior Subordinated Debt Securities and Senior Subordinated Debt Guarantees will be unsecured and will be subordinated in right of payment to all Senior Debt of the Issuer and Senior Debt of the Guarantor, respectively; and the Subordinated Debt Securities and Subordinated Debt Guarantees will be unsecured and will be subordinated in right of payment to all Senior Debt and Senior Subordinated Debt of the Issuer and Senior Debt and Senior Subordinated Debt of the Guarantor, respectively.

     The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the Indentures and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount (up to the maximum aggregate amount of Debt Securities registered under the Registration Statement), in one or more series, in each case as established from time to time by the Issuer or as set forth in the applicable Indenture or in one or more indentures supplemental to the applicable Indenture.

     The Indentures provide that the Issuer may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indentures may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under an Indenture.

     The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to a series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms.

          (1) The title of such Debt Securities;

          (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (6) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (7) The place or places where the principal of and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Issuer in respect of such Debt Securities and the Indenture may be served;

          (8) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Issuer;

          (9) The obligation, if any, of the Issuer to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on the yield on or trading price of other securities, including United States Treasury securities, or on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) Whether the principal of or interest on the Debt Securities of the series is to be payable, at the election of the Issuer or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (13) Provisions, if any, granting special rights to the holders of Debt Securities of the series upon the occurrence of such events as may be specified;

          (14) Any deletions from, modifications of or additions to the Events of Default or covenants of the Issuer with respect to Debt Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants described herein;

          (15) Whether and under what circumstances the Issuer will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Issuer will have the option to redeem such Debt Securities in lieu of making such payment;

          (16) Whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor or any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and, if Registered Securities of the series are to be issuable as a Global Security, the identity of the depository for such series;

          (17) The date as of which any Bearer Securities of the series and any temporary Global Security representing outstanding Debt Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

          (18) The Person to whom any interest of any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;

          (19) Whether such Debt Securities will be issued in certificated or book entry form;

          (20) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture to the Debt Securities of the series;

          (21) If the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions; and

          (22) Any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture).

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, all material U.S. federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as may be set forth in any Prospectus Supplement, the Indenture does not contain any provisions that would limit the ability of the Guarantor or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Issuer or its Subsidiaries or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants that are described below.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in book-entry form consisting of one or more global securities (the "Global Securities") that will be deposited with a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Issuer, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Unless otherwise specified in the applicable Prospectus Supplement, any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Issuer for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Issuer for such purpose. Every Debt Security in registered form surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Issuer with respect to any series of Debt Securities, the Issuer may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Issuer will be required to maintain a transfer agent in each place of payment for such series. The Issuer may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Issuer nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business

15 days before the selection of any Debt Securities for redemption and ending at the close of business on (i) if such Debt Securities are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (ii) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; (c) exchange any Bearer Security so selected for redemption except that, to the extent provided with respect to such Bearer Security, such Bearer Security may be exchanged for a Registered Security of that series and of like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (d) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Issuer may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Issuer for a series of Debt Securities will be named in the applicable Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, the Issuer may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, the Issuer will be required to maintain at least one paying agent in each place of payment for such series and if Debt Securities of a series are issuable in bearer form, the Issuer will be required to maintain at least one paying agent in a place of payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indentures provide that the Issuer or the Guarantor may, without the consent of the holders of any outstanding Debt Securities, consolidate with or sell, lease or convey all or substantially all of their assets to, or merge with or into, any other entity provided that (a) either the Issuer or the Guarantor, as the case may be, shall be the continuing entity, or the successor entity formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and expressly assumes the Guarantor's or the Issuer's obligations to pay principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering certain of such conditions shall be delivered to each Trustee.

RANKING OF SENIOR DEBT SECURITIES

     The payment of the principal of and premium, if any, and any interest on the Senior Debt Securities will rank pari passu with all other unsecured unsubordinated obligations of the Issuer.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

     The payment of the principal of and premium, if any, and any interest on the Senior Subordinated Debt Securities (including making any deposit pursuant to the provisions described under "Defeasance" or repurchasing, redeeming or otherwise retiring any Senior Subordinated Debt Securities (collectively, "pay the Debt Securities")) will, to the extent set forth in the Senior Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt of the Issuer. Upon any payment or distribution of assets to creditors upon any total or partial liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Issuer, the holders of all Senior Debt of the Issuer will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Senior Subordinated Debt Securities will be entitled to receive any payment or distribution in respect of the principal of, premium, if any, or any interest on the Senior Subordinated Debt Securities, and in the event that, notwithstanding the foregoing, the Trustee under the Senior Subordinated Indenture or the Holder of any Senior Subordinated Debt Security receives any payment or distribution of assets of any kind or character before all Senior Debt of the Issuer then due is paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Issuer for application to the payment of all Senior Debt of the Issuer then due remaining unpaid, to the extent necessary to pay all Senior Debt of the Issuer then due in full. No payments on account of principal, premium, if any, or any interest in respect of the Senior Subordinated Debt Securities may be made if there shall have occurred and be continuing (i) a default in any payment with respect to any Senior Debt of the Issuer (a "payment event of default"), (ii) an event of default (other than a payment event of default) with respect to any Senior Debt of the Issuer resulting in the acceleration of the maturity thereof, or (iii) any event of default (other than a payment event of default) with respect to Bank Debt permitting the holders thereof to accelerate the maturity thereof after the Issuer or the Trustee under the Senior Subordinated Indenture is notified (a "Payment Notice") of such event by the Agent Bank (as defined herein) until, in the case of this clause (iii), the earlier of (A) 180 days thereafter and (B) the date, if any, on which such event is cured or waived or the related indebtedness is discharged; and in the event that the Issuer makes any payment to the Trustee under the Senior Subordinated Indenture or the Holder of any Senior Subordinated Debt Security prohibited by the foregoing, then such payment will be required to be paid over and delivered forthwith to the appropriate Agent Bank. In the case of clause (iii), after such 180 days, the Issuer may resume payments on the Senior Subordinated Debt Securities unless such Bank Debt has been accelerated. In addition, no more than one Payment Notice may be given in any consecutive 360-day period regardless of the number of non-payment defaults with respect to Senior Debt during such period. No event of default which had occurred and was continuing on the date of receipt by the Issuer of a Payment Notice and was known to any holder of Bank Debt or its Representative with respect to which the first Payment Notice was given may be made the basis for the delivery of a second Payment Notice from such Representative whether or not within any consecutive 360-day period, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. A failure to make any payment with respect to the Senior Subordinated Debt Securities as a result of the rights of the holders of Senior Debt described in this paragraph will not have any effect on the right of the holders of the Senior Subordinated Debt Securities to accelerate the maturity thereof as a result of such payment default.

     The Issuer will agree in the Senior Subordinated Indenture that it will not issue, assume, guarantee, incur or otherwise become liable, directly or indirectly, for any indebtedness, guarantee or obligation which is both subordinate or junior in ranking in any respect to any Senior Debt and senior to the Senior Subordinated Debt Securities.

     Subject to the payment in full of all Senior Debt of the Issuer, the Holders of the Senior Subordinated Debt Securities shall be subrogated to the rights of the holders of Senior Debt of the Issuer to receive payments or distributions of assets of the Issuer applicable to Senior Debt of the Issuer until the Senior Subordinated Debt Securities are paid in full.

     By reason of such subordination, in the event of insolvency, the holders of Senior Debt of the Issuer may recover more, ratably, than the Holders of the Senior Subordinated Debt Securities.

     At June 30, 1997, the Issuer had outstanding approximately $1.530 billion of Senior Debt.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The payment of the principal of and premium, if any, and any interest on the Subordinated Debt Securities (including making any deposit pursuant to the provisions described under "Defeasance" or repurchasing, redeeming or otherwise retiring any Subordinated Debt Securities (collectively, "pay the Debt Securities")) will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior and Senior Subordinated Debt of the Issuer. The applicable Prospectus Supplement will set forth any additional indebtedness to which the Subordinated Debt Securities will be subordinate. Upon any payment or distribution of assets to creditors upon any total or partial liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Issuer, the holders of all Senior and Senior Subordinated Debt of the Issuer will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment or distribution in respect of the principal of, premium, if any, or any interest on the Subordinated Debt Securities, and in the event that, notwithstanding the foregoing, the Trustee under the Subordinated Indenture or the Holder of any Subordinated Debt Security receives any payment or distribution of assets of any kind or character before all Senior and Senior Subordinated Debt of the Issuer is paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Issuer for application to the payment of all Senior and Senior Subordinated Debt of the Issuer remaining unpaid, to the extent necessary to pay all Senior and Senior Subordinated Debt of the Issuer then due in full. No payments on account of principal, premium, if any, or any interest in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing (i) a default in any payment with respect to any Senior and Senior Subordinated Debt of the Issuer (a "payment event of default"), (ii) an event of default (other than a payment event of default) with respect to any Senior and Senior Subordinated Debt of the Issuer then due resulting in the acceleration of the maturity thereof, or (iii) any event of default (other than a payment event of default) with respect to any Senior and Senior Subordinated Debt of the Issuer then due permitting the holders thereof to accelerate the maturity thereof after the Issuer or the Trustee under the Subordinated Indenture is notified (a "Payment Notice") of such event by the Agent Bank until, in the case of this clause (iii), the earlier of (A) 180 days thereafter and (B) the date, if any, on which such event is cured or waived or the related indebtedness is discharged; and in the event that the Issuer makes any payment to the Trustee under the Subordinated Indenture or the Holder of any Subordinated Debt Security prohibited by the foregoing, then such payment will be required to be paid over and delivered forthwith to the appropriate Agent Bank. In the case of clause (iii), after such 180 days, the Issuer may resume payments on the Subordinated Debt Securities unless such Bank Debt has been accelerated. In addition, no more than one Payment Notice may be given in any consecutive 360-day period regardless of the number of non-payment defaults with respect to Senior and Senior Subordinated Debt during such period. No event of default which had occurred and was continuing on the date of receipt by the Issuer of a Payment Notice and was known to any holder of Bank Debt or its Representative with respect to which the first Payment Notice was given may be made the basis for the delivery of a second Payment Notice from such Representative whether or not within any consecutive 360-day period, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. A failure to make any payment with respect to the Subordinated Debt Securities as a result of the rights of the holders of Senior and Senior Subordinated Debt described in this paragraph will not have any effect on the right of the Holders of the Subordinated Debt Securities to accelerate the maturity thereof as a result of such payment default.

     Subject to the payment in full of all Senior and Senior Subordinated Debt of the Issuer, the Holders of the Subordinated Debt Securities shall be subrogated to the rights of the holders of Senior and Senior Subordinated Debt of the Issuer to receive payments or distributions of assets of the Issuer applicable to Senior and Senior Subordinated Debt of the Issuer until the Subordinated Debt Securities are paid in full.

     By reason of such subordination, in the event of insolvency, the holders of Senior and Senior Subordinated Debt of the Issuer may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     At June 30, 1997, the Issuer had outstanding approximately $2.389 billion of Senior and Senior Subordinated Debt.

CERTAIN DEFINITIONS RELATING TO THE DEBT SECURITIES

     "Agent Bank" means the appropriate agent or agents for lenders from time to time under the Facilities (or any refinancing or replacement facility), or any successor agent or agents thereto.

     "Bank Debt" means the Senior Debt described in clause (i) of the definition of "Senior Debt."

     "Senior Debt" is defined as (i) indebtedness for money borrowed and all obligations, whether direct or indirect, under guarantees, letters of credit, foreign currency or interest rate swaps, foreign exchange contracts, caps, collars, options, hedges or other agreements or arrangements designed to protect against fluctuations in currency values or interest rates, other extensions of credit, expenses, fees, reimbursements, indemnities and all other amounts (including interest at the contract rate accruing on or after the filing of any petition in bankruptcy or reorganization relating to the Issuer or the Guarantor, as applicable, whether or not a claim for post-filing interest is allowed in such proceeding) owed by the Issuer or the Guarantor, as applicable, in the documents relating to Facilities and any refinancing or any replacement facility, (ii) the principal of and premium, if any, and accrued and unpaid interest (including interest at the contract rate accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer or the Guarantor, as applicable, whether or not a claim for post-filing interest is allowed in such proceeding), whether existing on the date hereof or hereafter incurred, in respect of (A) indebtedness of the Issuer or the Guarantor, as applicable, for money borrowed, (B) guarantees by the Issuer or the Guarantor, as applicable, of indebtedness for money borrowed by any other person, (C) indebtedness evidenced by notes, debentures, bonds, or other instruments of indebtedness for the payment of which the Issuer or the Guarantor, as applicable, is responsible or liable, by guarantee or otherwise,
(D) obligations of the Issuer or the Guarantor, as applicable, for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (E) obligations of the Issuer or the Guarantor, as applicable, under any agreement to lease, or any lease of, any real or personal property which, in accordance with generally accepted accounting principles, is classified upon the Issuer's or the Guarantor's, as applicable, consolidated balance sheet as a liability, and (F) obligations of the Issuer or the Guarantor, as applicable, under interest rate and/or currency swaps, caps, collars, options and similar arrangements and hedges, and (iii) modifications, renewals, extensions, replacements, refinancings, and refundings of any such indebtedness, obligations or guarantees, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligations or guarantees, or such modifications, renewals, extensions, replacements, refinancings, or refundings thereof, are not superior in right of payment to the Senior Subordinated Debt Securities or the Senior Subordinated Debt Guarantees, as applicable; provided, that Senior Debt will not be deemed to include (a) any obligation of the Issuer or the Guarantor, as applicable, to any Subsidiary (other than obligations pledged pursuant to the Facilities or otherwise as security for obligations of the Issuer or the Guarantor which obligations themselves are Senior Debt), (b) any liability for Federal, state, local or other taxes owed or owing by the Issuer or the Guarantor, as applicable, (c) any accounts payable or other liability to trade creditors arising in the ordinary course of business, (d) the 9 7/8% Senior Subordinated Notes or the 10 1/2% Subordinated Discount Debentures or (e) any indebtedness, guarantee or obligation of the Issuer or the Guarantor, as applicable, which is subordinate or junior by its terms in any respect to any other indebtedness, guarantee or obligation of the Issuer or the Guarantor, as the case may be. If any Senior Debt is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of the U.S. Bankruptcy Code or any applicable state fraudulent conveyance law, such debt will still constitute Senior Debt.

     "Senior and Senior Subordinated Debt" of any Person means (i) the Senior Debt of such Person, (ii) with the respect to the Issuer, the Senior Subordinated Debt Securities, (iii) with respect to the Guarantor, the Senior Subordinated Debt Guarantees, and (iv) any other indebtedness, guarantee or obligation of the Issuer or the Guarantor, as applicable, that would be Senior Debt, but for the exclusions set forth in paragraphs (d) and (e) of the proviso to such definition; unless, in any case, it is provided that such indebtedness, guarantee or obligation is not superior in right of payment to the Subordinated Debt Securities or the Subordinated Debt Guarantees.

GENERAL SUBORDINATION PROVISIONS

     Upon any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer, the holders of Senior Debt or Senior and Senior Subordinated Debt will be entitled to receive payment in full before the holders of the Debt Securities being subordinated thereto are entitled to receive any payment.

     By reason of such subordination provisions contained in the Indentures, in the event of insolvency, creditors of the Issuer who are holders of Senior Debt may recover more, ratably, than the holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities being subordinated thereto and creditors of the Issuer who are not holders of Senior Debt or of the Senior Subordinated Debt Securities or Subordinated Debt Securities being subordinated thereto may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of such Senior Subordinated Debt Securities or Subordinated Debt Securities.

CERTAIN COVENANTS

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities that are not described in this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will include the following covenants of the Issuer and the
Guarantor:

     Existence. Except as permitted under "-- Merger, Consolidation or Sale of Assets," the Indentures require each of the Issuer and the Guarantor to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Issuer or the Guarantor shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

     Maintenance of Properties. The Indentures require the Issuer and the Guarantor to cause all of their material properties used or useful in the conduct of their business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Issuer or the Guarantor may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Guarantor, the Issuer and their subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     Insurance. The Indentures require the Issuer and Guarantor to cause each of their subsidiaries to maintain reasonably adequate insurance.

     Payment of Taxes and Other Claims. The Indentures require the Issuer and Guarantor to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon them or any subsidiary or upon the income profits or property of the Issuer or Guarantor or any of their subsidiaries and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Issuer or Guarantor or any of their subsidiaries; provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Prospectus Supplement, the Indentures provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default in the payment of any interest on any Debt Security of such series when such interest becomes due and payable that continues for a period of 30 days (whether or not, in the case of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, payment is prohibited by the subordination provisions thereof); (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due and payable (whether or not, in the case of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, payment is prohibited by the subordination provisions thereof); (c) default in making any sinking fund payment as required for any Debt Security of such series (whether or not, in the case of the Senior Subordinated Debt Securities or the Subordinated Debt Securities, payment is prohibited by the subordination provisions thereof); (d) default in the performance, or breach, of any other covenant or warranty of the Issuer or the Guarantor in the Indentures with respect to the Debt Securities of such series and continuance of such default or breach for a period of 60 days after written notice as provided in the Indentures; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Guarantor or the Issuer (or by any subsidiary the repayment of which the Issuer has guaranteed or for which the Issuer is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice to the Issuer as provided in the Indentures; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Guarantor, the Issuer or any Significant Subsidiary of the Issuer; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

     If an Event of Default under the Indentures with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium, if any, on, all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Issuer (and to the applicable Trustee if given by the holders); provided that in the case of an Event of Default described under the clause (f) with respect to the Issuer of the preceding paragraph, acceleration is automatic. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Issuer shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee, and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium, if any), with respect to Debt Securities of such series have been cured or waived as provided in the

Indentures. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the Indentures that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indentures require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indentures unless such default shall have been cured or waived; provided that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     The Indentures provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates or redemption dates thereof.

     The Indentures provide that, subject to provisions in the Indentures relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any holders of any series of Debt Securities then outstanding under the Indentures, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indentures, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the Indentures, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Issuer and Guarantor will be required to deliver to each Trustee a certificate, signed by one of the specified officers of the Issuer and Guarantor, stating whether or not such officer has knowledge of any default under the Indentures and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indentures are permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under the Indentures affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy; (c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any) or interest on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) modify or affect in any manner adverse to the interest of holders of Debt Securities the obligation of the Guarantor under the Debt Guarantees in respect of the due and punctual payment of the principal of (and premium, if any) or interest on the Debt Securities; (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security; or
(g) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indentures, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indentures.

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series, on behalf of all holders of Debt Securities of that series, insofar as that series is concerned, may waive compliance by the Issuer and the Guarantor with certain restrictive covenants of the Indentures.

     Modifications and amendments of the Indentures are permitted to be made by the Issuer and the Guarantor and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the obligations of the Issuer and the Guarantor under the Indentures; (b) to add to the covenants of the Issuer and Guarantor for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Issuer and Guarantor in the Indentures; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change any provisions of the Indentures to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indentures, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indentures by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indentures, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under the Indentures in any material respect; or (j) to supplement any of the provisions of the Indentures to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series in any material respect.

     The Indentures provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the Indentures, and (d) Debt Securities owned by the Issuer or the Guarantor or any other obligor upon the Debt Securities or any affiliate of the Issuer or the Guarantor or of such other obligor shall be disregarded.

     The Indentures contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Issuer or the Guarantor or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indentures. Except for any consent that must be given by the holder or each Debt Security affected by certain modifications and amendments of the Indentures, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indentures will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indentures provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the Indentures expressly provide may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting, and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indentures.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Issuer and Guarantor will be permitted, at their option, to discharge certain obligations to holders of any series of Debt Securities jointly issued under the Indentures that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable and/or Government Obligations (as defined below) in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     The Indentures provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Issuer may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, and to hold moneys for payment in trust) ("defeasance") or (b) to be released from certain obligations with respect to such Debt Securities under the Indentures (including the restrictions described under "-- Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligation shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Issuer with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Governmental Obligations (as defined below), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Any such discharge shall result in a discharge of the same obligations of the Guarantor.

     Such a trust will only be permitted to be established if, among other things, the Issuer or the Guarantor has delivered to the applicable Trustee an opinion of counsel (as specified in the Indentures) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indentures. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required be law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     If after the Issuer has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indentures or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, then the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as the same become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the European Currency Unit ("ECU") both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. All payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Issuer effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described above in clause (d) under "-- Events of Default, Notice and Waiver" with respect to specified sections of the Indentures (which sections would no longer be applicable to such Debt Securities) or described above in clause (g) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Issuer would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modification to the provisions described above, with respect to the Debt Securities of or within a particular series.

PAYMENT AND PAYING AGENTS

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable to the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Issuer, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All moneys paid by the Issuer or Guarantor to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Issuer, and the holder of such Debt Security thereafter may look only to the Issuer for payment thereof.

                              PLAN OF DISTRIBUTION

     The Issuer may sell Debt Securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Issuer or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions or commission. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts or commission they receive from the Issuer and any profit on the resale of Debt Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Issuer will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be a new issue with no established trading market. The Issuer may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

     Under agreements into which the Issuer and Guarantor may enter, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Issuer and Guarantor against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, the Issuer and/or the Guarantor in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Issuer will authorize underwriters or other persons acting as the Issuer's agents to solicit offers by certain institutions to purchase Debt Securities from the Issuer pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Issuer, as the case may be. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Debt Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Debt Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Debt Securities and the Debt Guarantees covered by this Prospectus will be passed upon for the Issuer and the Guarantor by Richard A. Kalaher, Esq., Vice President, General Counsel & Secretary of the Issuer, and for any underwriters, dealers or agents by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of American Standard Inc. and American Standard Companies Inc. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference in American Standard Inc.'s, and American Standard Companies Inc.'s Annual Reports on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner in German tax matters.

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  NO DEALER, PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
The Company..........................   S-3
Use of Proceeds......................   S-4
Recent Management Changes and Other
  Developments.......................   S-4
Summary Selected Historical Financial
  Information........................   S-6
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   S-8
Business.............................  S-14
Description of Senior Notes..........  S-23
Underwriting.........................  S-28

                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     4
Risk Factors.........................     6
Use of Proceeds......................     8
Ratio of Earnings to Fixed Charges...     8
Description of Debt Securities.......     8
Plan of Distribution.................    23
Legal Matters........................    24
Experts..............................    24

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                                  $300,000,000

                             AMERICAN STANDARD INC.
                        UNCONDITIONALLY GUARANTEED AS TO
                         PAYMENT OF PRINCIPAL, PREMIUM,
                            IF ANY, AND INTEREST BY

                               AMERICAN STANDARD
                                 COMPANIES INC.

                              % SENIOR NOTES DUE 2008
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                       [AMERICAN STANDARD COMPANIES LOGO]
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                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                              SALOMON SMITH BARNEY

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